Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly Listed Company | NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. ("Company" or "Itaú Unibanco"), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Resolution no. 44/21 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has revised its projections for the year 2022 in accordance with the provision in item 11 ("Projections") of the Reference Form.

	Consolidated		Brazil[1]		
	previous	reviewed	previous	reviewed	
total credit portfolio[2]	growing between 9.0% to 12.0%	growing between 15.5% to 17.5%	growing between 11.5% to 14.5%	growing between 19.0% to 21.0%	
financial margin with clients	growing between 20.5% to 23.5%	growing between 25.0% to 27.0%	growing between 22.0% to 25.0%	growing between 26.5% to 28.5%	
financial margin with the market	range from R$1.0 bn to R$3.0 bn	maintained	range from R$0.3 bn to R$2.3 bn	maintained	the hedge of the capital ratio with an impact of approximately R$2 billion
cost of credit[3]	range from R$25.0 bn to R$29.0 bn	range from R$28.0 bn to R$31.0 bn	range from R$23.0 bn to R$ 27.0 bn	range from R$26.0 bn to R$29.0 bn	
commissions and fees and results from insurance operations[4]	growing between 3.5% to 6.5%	growing between 7.0% to 9.0%	growing between 4.0% to 7.0%	growing between 7.5% to 9.5%	considers the adjusted 2021 result excluding participation in XP Inc.
non-interest expenses	range from 3.0% to 7.0%	maintained	range from 3.0% to 7.0%	maintained	efficiency ratio in Brazil below 40% in 4Q22. Core cost nominally stable in 2022
effective tax rate	rate between 30.0% to 33.0%	maintained	rate between 31.0% to 34.0%	maintained	
recurring managerial ROE	-	-	-	-	sustainable ROE around 20%
capital	-	-	-	-	tier I capital above risk appetite

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It's worth mentioning that the company considers, for management purposes, a cost of capital of around 14.5% per year.

Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management's current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo, August 8, 2022

Renato Lulia Jacob

Group Head of Investor Relations and Marketing Intelligence